

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2011

Via U.S. Mail and Facsimile

David J. DeBrunner
Vice President, Chief Accounting Officer,
and Corporate Controller
Ally Financial Inc.
200 Renaissance Center
P.O. Box 200
Detroit, MI 48265-2000

> **Re: Ally Financial Inc.**
> **Amendment No. 1 to the Registration Statement on Form S-1**
> **Filed May 17, 2011**
> **File No. 333-173198**

Dear Mr. DeBrunner:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. To the extent any comments are applicable to disclosure in any future filings made under the Exchange Act of 1934, please make conforming changes to that disclosure.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed May 17, 2011

General

1. We note that Treasury has agreed to convert the Series F-2 preferred stock into common stock and tangible equity units. If the agreement is set forth in a written document, please file the agreement as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

2. It appears that the purchase contracts may immediately convert into common stock upon issuance. Please provide us with your analysis regarding the exemption from registration

that you intend to rely upon for the issuance of the common stock upon the settlement of the equity purchase contracts. Alternatively, please register a sufficient number of shares of common stock underlying the purchase contracts. Refer to Securities Act Sections Compliance & Disclosure Interpretation 103.04 for guidance.

3. Revise the registration statement cover page to separately list both of the component securities that are part of the units.

4. Please provide us with your analysis supporting your conclusion that the agreement for the sale of GMAC's resort financing assets in September 2010 was not a material agreement. Please provide us with a copy of the sale agreement and any partnership and/or management agreements.

The Offering, page 11

5. Please revise this section to disclose whether the common stock to be outstanding after this offering includes shares of common stock that may be issued upon settlement of the purchase contracts.

Risk Factors, page 17

Our business and financial condition …, page 18

6. We note your response to comment 14 in our letter dated April 27, 2011. Please revise your disclosure to discuss the affect on the timing and amount of cash flows that may result from actions required to be taken in response to the Order.

The profitability and financial condition of our operations …, page 23

7. We note your response to comment 9 in our letter dated April 27, 2011. It is unclear based on your response whether you believe TD Bank's acquisition of Chrysler Financial Corp. will result in greater competition from Chrysler Financial in the automotive financing market such that the acquisition presents a material risk for Ally. Accordingly, we reissue the comment. We note your agreement with Chrysler LLC.

Our earnings may decrease because of increases or decreases in interest rates, page 32

8. We note your risk factor related to interest rate risk on pages 32-33. In your next amendment, please revise this risk factor to address the specific facts and circumstances surrounding the decline in the net interest spread from 1.59% for the three months ended March 31, 2010 to 0.82% for the three months ended March 31, 2011 and the impact on total financing revenue and other income, and income from continuing operations before income taxes.

Management's Discussion and Analysis, page 49

9. We note your response to prior comment 15 in our letter dated April 27, 2011. We also note that in October 2010, Old Republic, a large national title insurer, stated that it would no longer write title insurance for homes acquired as a result of foreclosure action by Ally or its subsidiaries. We also note that other large mortgage lenders have entered into loss sharing agreements with title insurers to address liabilities that might arise in the event that a foreclosure seizure and resale was done improperly. Please provide us with an analysis of how liability for improper foreclosure transfers from Ally to the investors, citing the relevant portions of the trustee and servicing agreements and applicable law. Consider revising your Management's Discussion to provide management's view of your overall exposure to losses, or the speed at which you are able to make recoveries, as a result of foreclosure documentation issues and potential challenges by owners of properties that have been foreclosed upon. In particular, please evaluate management's view of the extent that Ally has any potential liability as a result of successful court actions by borrowers, including when the home has been subsequently resold to other purchasers.

Ally Bank, page 53

10. We note your response to comment 12 in our letter dated April 27, 2011. The revised disclosure on pages 53-54 does not sufficiently seem to explain management's expectation regarding Ally's ability to continue a high-rate strategy in the event that overall interest rates increase, including the likely impact on profitability. Please revise accordingly. In addition, we note the disclosure on page 54 that "Ally Bank does not aim to price at the top of the market or to drive deposit pricing across the industry." Please reconcile this statement with the fact that Ally's deposit products appear to offer interest rates that are among the highest in the nation according to information provided by various sources such as bankrate.com.

Incentive Compensation Determination for the NEOs, page 223

11. We note your response to comment 19 in our letter dated April 27, 2011. Please either quantify all performance objectives or confirm that none of the objectives is quantifiable. We also note the disclosure on page 224 indicating that some, but not all, of the performance objectives are disclosed. Please disclose all of the material performance objectives. To the extent you believe any of the performance objectives are not material, please provide us with an explanation why such objectives are not material.

Notes to Consolidated Financial Statements

Note 11. Securitizations and Variable Interest Entities
Other Variable Interest Entities
Other, F-148

12. We note your response to comment 24 in our letter dated April 27, 2011, specifically
where you state the Company has no authority over the activities of the Managing
Member. Please tell us the extent to which current or former Ally employees are
employed as senior management of the Managing Member and address the following:

- discuss the management position(s) held (at the Managing Member) and discuss the
responsibilities in that role;
- discuss any current affiliations or relationships with Ally (employment status,
consultant, board affiliations, etc.); and
- tell us if you considered this affiliation or relationship in your assessment of whether
you had the power to direct the activities of the VIE.

13. We note your response to comment 24 in our letter dated April 27, 2011. Considering the
business activities of the SPE are solely related to the Portfolio (i.e. acquiring,
developing, owning, holding, selling and otherwise managing the Resort Finance
Portfolio), explain to us in greater detail how you reached the conclusion that this is not a
limitation or a constraint on the SPE's rights to pledge or exchange the transferred assets
of the Portfolio; thus precluding you from sale accounting. Refer to ASC 860-10-40.

14. In light of our comment above, explain to us what would happen if the SPE were to sell
or exchange any or all of the assets within the Portfolio, for example, would the SPE
cease to exist.

Alternative Prospectus for the Tangible Units

Prospectus Cover Page – Tangible Equity Units

15. We note your response to comment 4 in our letter dated April 27, 2011. Please confirm
that you will disclose on the prospectus cover page relating to the tangible equity units
the number of tangible equity units to be offered prior to first using the prospectus. Refer
to Item 501(b)(2) of Regulation S-K.

Risk Factors, page A9

16. Add a risk factor, or revise a current risk factor, to clarify that if Ally exercises its right to
defer payments on the notes, holders may have only their purchase contracts redeemed in
the event of a mandatory settlement.

The Offering, A-2

17. Revise this section to provide a separate subheading to address Ally's right to defer payments and to discuss the limitations on that right. Revise the cover page of the prospectus to address Ally's right to defer installment payments.

Description of the Purchase Contracts, A-23

18. Please describe the various factors considered in determining the settlement rate of the purchase contracts. Refer to Item 505(b) of Regulation S-K.

Certain U.S. Federal Income Tax Considerations, A-52

19. Please file a tax opinion relating to the tax matters identified in this section. Refer to Item 601(b)(8) of Regulation S-K. Alternatively, please provide us with your analysis supporting your conclusion that the tax consequences associated with the purchase of the units are not material to investors and therefore a tax opinion is not required under Item 601(b)(8) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact David Irving, Staff Accountant, at (202) 551-3321 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Richard J. Sandler, Esq.
       Richard A. Drucker, Esq.
       Davis Polk & Wardwell LLP
       FAX (212) 701-5224